March 22, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Tronox Incorporated
Tronox Limited
Registration Statement on Form S-4
Filed December 30, 2011
File No. 333-178835

Dear Mr. Ingram,

This letter is being furnished by Tronox Incorporated, a Delaware corporation (“Tronox Incorporated”), and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Incorporated, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated February 21, 2012 to Michael Foster, General Counsel of the Company, with respect to the Registrants’ Registration Statement on Form S-4 (File No. 333-178835) (the “Registration Statement”) that was filed with the Commission on December 30, 2011, as subsequently amended on February 7, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Exxaro Resources Limited (“Exxaro”) are based on information provided by Exxaro.

In addition, the Registrants are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Registrants’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 2, all of which have been marked to show changes from the filing of

Tronox Incorporated

Tronox Limited

3301 NW 150th Street, Oklahoma City, OK 73134-2009

United States Securities and Exchange Commission

Division of Corporation Finance

Amendment No. 1 to the Registration Statement, and (ii) a package of supplemental information as indicated in the responses below.

General

1.	Staff’s comment: In response to comment two in our letter dated January 26, 2012, you stated that you revised your disclosure to include the financial projections that Exxaro provided to the company’s financial advisors. We are unable to locate your revisions in this regard nor does it appear that you have provided us supplemental copies of the financial projections. Please advise.

Response: As discussed with the Staff, the projections were provided as supplemental materials together with our letter dated February 7, 2012. In addition, in response to the Staff’s comment, in Amendment No. 1 the Registrants revised the disclosure on page 249 of the Registration Statement to clarify that the Registrants provided the financial advisors with projections prepared by the Registrants’ management based on projections for Exxaro Mineral Sands.

2.	Staff’s comment: We note that the company announced that it has entered into a new $700 million term facility with Goldman Sachs and Deutche Bank as joint bookrunners (refer to the Rule 425 communication dated February 9, 2012). Please update the applicable sections of the prospectus accordingly. In addition, please tell us what consideration you have given to filing the executed agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 165-66 to describe the new $700 million facility with Goldman Sachs and Deutsche Bank. In addition, the Registrants have filed the executed agreement as Exhibit 10.14 to the Registration Statement.

3.	Staff’s comment: We note your “Enterprise Valuation” disclosure on page F-9 to the notes to financial statements. Please explain the role that the independent financial advisor played in the determination of the enterprise value and identify the party who rendered the determination. To the extent that the enterprise values represent the conclusions of an independent financial advisor, please name the advisor in the filing and file its consent as an exhibit to the registration statement in accordance with Rule 436 under the Securities Act.

Response: The determination of the enterprise value was made by management of Tronox Incorporated and represents their conclusions regarding the enterprise value. These conclusions were included in Tronox Incorporated’s disclosure statement filed with the Bankruptcy Court. The Bankruptcy Court approved the disclosure statement pursuant to section 1125 of the Bankruptcy Code. The Bankruptcy Court later confirmed the Company’s plan of reorganization pursuant to section 1129 of the Bankruptcy Code. In addition, in response to the Staff’s comment, the Registrants have revised the disclosure on pages F-18-F-19 of the Registration Statement.

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Prospectus Cover Page

4.	Staff’s comment: We note that the aggregate number of Class A Shares to be issued by Tronox Limited differs from the figure identified in the Calculation of Registration Fee table. Please explain the difference in the share numbers or revise your disclosure to make them consistent. Further revise your disclosure to identify the total amount of Exchangeable Shares to be issued by Tronox Incorporated. Refer to comment nine in our letter dated January 26, 2012.

Response: In response to the Staff’s comment, the Registrants have revised the Calculation of Registration Fee table to make the disclosure consistent. In addition, the Registrants have revised the disclosure in the Letter to Stockholders to identify the maximum number of Exchangeable Shares which may be issued by Tronox Incorporated pursuant to the terms of the Transaction Agreement.

Summary, page 14

Mineral Sands Operations, page 15

5.	Staff’s comment: Refer to comment 13 in our letter dated January 26, 2012. Exxaro’s market share information provided in Tab 1 of the supplemental third party industry data does not correspond with your disclosure stating that Exxaro has 10% of global titanium feedstock production and 20% of global zircon production. Please explain the difference in the values presented and revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 18, 65, 66, 117 and 166 (and elsewhere as appropriate) of the Registration Statement. The Registrants supplementally explain that, as shown in Tab 1-c of the supplemental third party industry data previously provided, in 2010 Exxaro (excluding Tiwest) had a global market share of 5.1% of titanium feedstock production and 14.4% of zircon production and Tiwest had a global market share of 5.2% of titanium feedstock production and 5.5% of zircon production. Therefore, in 2010, Exxaro (including 100% of the Tiwest Joint Venture) had a global market share of approximately 10% of titanium feedstock production and approximately 20% of zircon production.

Summary Historical and Pro Forma Financial Data, page 25

6.	Staff’s comment: We appreciate the considerations outlined in your response to comment 19 in our letter dated January 26, 2012. However, it is inappropriate to combine statement of operations data for the periods before and after your emergence from bankruptcy and the application of fresh start accounting due to the change in basis in the financial statements. Also, net income presented for the nine months ending September 30, 2011, of $806.6 million is not indicative of future results due to the $660 million gain on the predecessor’s income statement included in reorganization expense. Please revise your presentation of selected financial data and any similar combined presentations in the filing accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, the Registrants have revised the presentation of selected financial data and elsewhere in the Registration Statement, as appropriate.

Material U.S. Federal Income Tax Consequences of the Transaction, page 33

7.	Staff’s comment: We note your revised disclosure here and throughout the prospectus in response to comment 24 in our letter dated January 26, 2012. We note that counsel continues to use phrases such as “generally” and “should not be a taxable event.” To the extent you retain disclosure that reflects a degree of uncertainty as to material tax consequences, please explain why counsel cannot give a “will” opinion by describing the degree of uncertainty and the related risks to the investors. In addition, please revise the first paragraph of the tax discussion on page 266 to state that the discussion of material U.S. federal tax consequences represents the opinion of counsel, rather than in the opinion of counsel the disclosure “describes” the material U.S. federal tax consequences.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 34 of the Registration Statement (and elsewhere, as appropriate).

General Factors Affecting the Results of Continuing Operations, page 144

8.	Staff’s comment: We have read your response to comment 51 in our letter dated January 26, 2012 and the disclosure on page 144. Please revise to quantify the impact to your financial results of the other events described in the last three bullets on page 145 and provide quantified discussion of the potential future impact where material and practicable.

Response: In response to the Staff’s comment, the Registrants note that the last three bullets on page 145 were related to events that occurred prior to 2009. As the updated financial statements include 2011, 2010 and 2009, the Registrants have eliminated discussion involving events that occurred prior to 2009. In addition, the Registrants have added new bullets for events that occurred during 2011, and ensured that those events have been quantified.

Combined Interim Results of Operations, page 148

9.	Staff’s comment: We have read your response to comment 54 in our letter dated January 26, 2012 and the disclosure on page 156. You disclose on page 156 that the gain of $5.3 million relates to recognizing the cumulative translation adjustment upon the liquidation of certain European financing and holding companies that were previously set up by Kerr-McGee and that were transferred to Tronox Incorporated when it spun off from Kerr-McGee. It appears that, if the gain consists of only the cumulative translation adjustment, you were able to recover your entire investment in these companies. Please explain.

United States Securities and Exchange Commission

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Response: Upon its spin-off from Kerr-McGee, Tronox Incorporated inherited certain European financing and holding companies which were not being utilized in its ongoing operations. The balance sheets of these foreign entities primarily contained intercompany assets and liabilities, as well as cumulative translation adjustment balances. During 2010, Tronox Incorporated initiated a project to dissolve these holding companies. Upon the dissolution of such entities, the asset and liability balances were absorbed by the parent companies, and a gain was recognized for the cumulative foreign currency translation adjustment balance of the holding companies in accordance with ASC 830, which states: “Upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be both: a. Removed from the separate component of equity b. Reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.” Such gain on the dissolution of subsidiaries of $5.3 million is included in other income (expense) on Tronox Incorporated’s Consolidated Statement of Operations for 2010.

Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 178 Recent Developments, page 180 Recapitalization of Exxaro TSA Sands, page 182

10.	Staff’s comment: Please revise your disclosure to explain how the recapitalization of Exxaro TSA Sands will “rationalize [Tronox Limited] corporate and organization structure to ensure that [it] and its subsidiaries are appropriately capitalized following the completion of the Transaction.” In addition, please tell us if this recapitalization transaction has affected the corporate structure illustrated on page 22 of the filing.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 176 of the Registration Statement to explain how the recapitalization transaction affected Exxaro TSA Sands. In addition, the Registrants supplementally explain that the recapitalization transaction has not affected the corporate structure illustrated on page 23 of the Registration Statement.

Results of Operations, page 187

11.	Staff’s comment: We have read your response to comment 62 in our letter dated January 26, 2012 and the disclosure on page 193. Please revise to discuss the nature of “year-on-year movements in inventory,” and specifically how the increase in inventory results in a corresponding decrease of other operating expenses.

Response: In response to the Staff’s comment, Exxaro supplementally explains that Exxaro Mineral Sands presents its expenses under IFRS, as issued by the IASB, by nature, as permitted by IAS 1, Presentation of financial statements, paragraph 99. Under the nature of expense method, expenses are classified according to their nature (for example, use of raw materials and consumables, depreciation and amortization, staff costs, etc.) and are not reallocated among various functions within the entity. Operating

United States Securities and Exchange Commission

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expenses are presented on a gross basis, before the deduction of any amounts capitalized to work-in-progress or finished goods on hand. For example, raw materials and consumables used represents the total of all raw materials and consumables used even if they were used relating to items of inventory on hand at the end of the period. In contrast, when operating expenses are presented by function, the amounts are shown net of any expenses capitalized to show the amounts attributable to the particular function. The line item “Changes in inventories of finished goods and work-in-progress” therefore represents the period-on-period movement in inventory that is necessary to ensure that operating profit is reported net of amounts capitalized, when expenses are presented by nature. Paragraph 102 of IAS 1 includes an example of the line items typically included by an entity utilizing the classification by nature method.

Exxaro has separately presented the impact of changes in inventories of finished goods and work-in-progress inventory in the Exxaro Mineral Sands Operations Statement of Comprehensive Income on page F-72. The disclosure on pages 183, 184, 185 and 187 has been revised to provide an explanation of the nature of the year-on-year movements in inventory. The explanation of the nature of the year-on-year movements in other operating expenses on pages 183, 184 and 187 has also been revised.

Indebtedness and Contractual Obligations, page 200

12.	Staff’s comment: Please clarify whether Exxaro’s obligation to ensure that Exxaro Mineral Sands remains a going concern will terminate following the completion of the Transaction pursuant to which Exxaro Mineral Sands will no longer be a wholly-owned subsidiary of Exxaro. In addition, please explain whether the purchase by Tronox Limited of 74% of Exxaro’s loan (refer to “Exxaro Shareholder Loan” disclosure on page 200) would have any impact on these parties’ obligations to ensure Exxaro Mineral Stands’ financial viability.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 193 of the Registration Statement to clarify that Exxaro will no longer have an obligation to ensure that Exxaro Mineral Sands remains a going concern following the completion of the Transaction, as Exxaro Mineral Sands will no longer be wholly-owned by Exxaro. In addition, the Registrants have revised the disclosure on page 192 of the Registration Statement to explain that Tronox Limited’s purchase of the loan accounts will not have any impact on these parties’ obligations to ensure Exxaro Mineral Sands’s financial viability.

Management, page 205

13.	Staff’s comment: With respect to Mr. Greenwell’s business experience, please identify the positions held by him during the April 2011 – January 2012 period.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 198 of the Registration Statement to disclose Mr. Greenwell’s experience between April 2010 and January 2012.

United States Securities and Exchange Commission

Division of Corporation Finance

Summary Compensation Table, page 220

14.	Staff’s comment: We cannot locate a supplemental response or revisions responsive to comment 71 in our letter dated January 26, 2012. Please advise.

Response: In connection with Amendment No. 1 to the Registration Statement, the Registrants revised the Executive Compensation section to disclose 2011 compensation information. KEIP was no longer an active program during the 2011 compensation year, and is therefore no longer referenced in the Registration Statement.

The Transaction, page 242 General Description of the Transaction, page 242

15.	Staff’s comment: We note your response to comment 75 in our letter dated January 26, 2012. Please incorporate your response in an appropriate section of the filing. To the extent that the Loan Accounts comprise a portion of, or the entire loan Tronox Limited will purchase from Exxaro, please revise your disclosure to provide a meaningful description of this arrangement. In this regard, we note that several provisions of the Transaction Agreement related to the Loan Accounts will be subject to amendment.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 237 of the Registration Statement to provide a description of the Loan Accounts.

16.	Staff’s comment: It appears that following the consummation of the Second Merger, Tronox Corporation will become a subsidiary of TUSH (as the term is defined in Recital D of the draft amended and restated Transaction Agreement). Please tell us supplementally why this aspect of the Transaction is not reflected in your disclosure or in the corporate chart on page 22 of the filing.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 23 of the Registration Statement.

Background of the Transaction, page 244

17.	Staff’s comment: Please revise your disclosure to incorporate your response to comment 79 in our letter dated January 26, 2012.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 238-39 of the Registration Statement.

18.

Staff’s comment: We note your disclosure in response to comment 81 in our letter dated January 26, 2012. Please further revise to eliminate conclusory statements that do not fully address the reasons why the board determined that none of the other alternatives to a transaction with Exxaro were reasonably likely to present superior opportunities for the company. In light of your disclosure that as early as April 2010 the parties contemplated

United States Securities and Exchange Commission

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“some form of business combination which would involve the contribution by Exxaro of its mineral sands business […] in exchange for ownership interest in the reorganized Tronox Incorporated,” please provide a more detailed discussion of the board’s analysis of the strategic alternatives, none of which the board deemed superior to a transaction with Exxaro.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 239-40 of the Registration Statement.

Tronox Incorporated’s Reasons for the Transaction; Recommendation

of the Tronox Incorporated Board of Directors, page 249

19.	Staff’s comment: We note that you have revised your “Flexible Capital Structure…” disclosure in response to comment 27 in our letter dated January 26, 2012. Please explain the meaning of the term “limited incremental debt,” given that you recently entered into a $700 million new term facility in order to facilitate completion of the Transaction. In addition, please expand your disclosure at the end of the paragraph to provide quantifiable metrics for your statement that the Transaction will be accretive to the shareholders.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 244 of the Registration Statement.

Additional Interests of Tronox Incorporated Executive Officers and

Directors in the Transaction, page 263

20.	Staff’s comment: We note your response to comment 96 in our letter dated January 26, 2012. Please provide individualized disclosure of the interests that Tronox executive officers and the directors will receive as a result of the Transaction. Your disclosure in this respect should correspond to your discussion of this topic on page 29.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 258 of the Registration Statement.

Material Australian Tax Consequences of the Transaction, page 273

21.	Staff’s comment: Please provide an opinion of counsel with respect to the material Australian tax consequences of the Transaction, or otherwise explain to us why an opinion is not required pursuant to Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants will file an opinion from Australian counsel with respect to the material Australian tax consequences of the Transaction as Exhibit 8.2. In addition, the Registrants are providing supplementally a draft of Exhibit 8.2.

United States Securities and Exchange Commission

Division of Corporation Finance

Australian Tax Consequences to U.S. Holders Who Hold Class A Shares, page 274

22.	Staff’s comment: Please define or explain the meaning of the terms “unfranked” and “party-franked” dividends.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 270-71 of the Registration Statement.

Other Rights, page 295

23.	Staff’s comment: Please expand your disclosure to briefly describe the nature of the registration rights attached to the Class B Shares and when they become exercisable.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 291 of the Registration Statement.

Tronox September 30, 2011 Financial Statements Note 18 – Contingencies, page F-32

24.	Staff’s comment: We have read your response to comment 106 in our letter dated January 26, 2012 and your disclosure on page F-33. Since you state your list of triggering events is not limited to the seven you have presented, it is not clear why you then state, “Other than the matters included in the table above, the Company is not aware of any other trigger events that would give rise to a liability.” Furthermore, the probability criterion in ASC paragraph 450-20-25-2 may be met when commencement of litigation or assertion of a claim is probable, not just after a claim has been received. See paragraph 410-30-25-4. It is not clear how your list of triggering events contemplates this guidance. Please confirm you assess the probability of loss at your sites in instances other than the seven specific triggering events and revise your disclosure to clarify. Furthermore, please confirm you are disclosing material contingencies when there is a possibility that a loss or additional loss has been incurred regardless of whether one of the seven triggering events have occurred and revise the disclosure to clarify.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages F-60-F-64 of the Registration Statement.

25.	Staff’s comment: We note the disclosure removed from this footnote in response to our prior comment remains on pages 82 and F-91. Please address our prior comment 106 and clarify the specific reasons an estimate cannot be made for your material contingencies where an estimate of possible loss or additional loss has not been provided.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages 83 and F-60 of the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

Tronox December 31, 2010 Financial Statements

4. Significant Accounting Policies, page F-52

Basis of Presentation, page F-52

26.	Staff’s comment: We have read your response to comment 107 in our letter dated January 26, 2012. Please tell us the specific accounting literature you relied on for the proportional consolidation of the Tiwest Joint Venture and explain how it complies with ASC paragraph 810-10-45-14. Clarify whether the activities of the Tiwest Joint Venture are limited to the extraction of minerals, as opposed to related activities such as refining, marketing and transporting the extracted mineral resources or provide the alternative guidance that supports the proportional consolidation.

Response: Tronox Incorporated notes its proportional consolidation of the Tiwest Joint Venture is in compliance with ASC paragraph 810-10-45-14, which states: “If the investor-venturer owns an undivided interest in each asset and is proportionately liable for its share of each liability, the provisions of paragraph 323-10-45-1 may not apply… the investor-venturer may account in its financial statements for its pro rata share of the assets, liabilities, revenues, and expenses of the venture.” The Registrants submit that their subsidiary, Tronox Western Australia Pty. Ltd. (“TWA”) holds an undivided interest in each asset (including, but not limited to, the mine tenements, the dry mill, the synthetic rutile plant, the pigment plant and the related production), and that TWA is severally liable for its proportionate share of all liabilities. Further, the Registrants note that the Tiwest Joint Venture is not a legal entity and does not enter into any transactions. Transactions are entered into by the joint venture partners who have the right to sell their own product, collect their proportionate share of revenues and absorb their share of costs. Based on the foregoing, the Registrants submit that it meets the criteria specified in ASC paragraph 810-10-45-14.

Self-Insurance, page F-55

27.	Staff’s comment: We have read your response to comment 108 in our letter dated January 26, 2012. Please revise your disclosure to clarify, if true, that you have made no accrual for general or unspecified business risks or explain how you are in compliance with ASC Topic 450-20-25-8.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page F-16 of the Registration Statement to clarify that Tronox Incorporated does not accrue for general or unspecific business risks.

United States Securities and Exchange Commission

Division of Corporation Finance

Exxaro June 30, 2011 Financial Statements

11. Events after the reporting period, page F-125

28.	Staff’s comment: We have read your response to comment 109 in our letter dated January 26, 2012 and your revised disclosure related thereto. On page 182, you state that Exxaro TSA Sands (Pty) Ltd authorized the issue of the ordinary share to Exxaro for a cash payment of R1,800 million ($222.5 million). Please tell us whether actual cash was transferred, and revise your filing to disclose the source of funds for the cash payment.

Response: In response to the Staff’s comment, the Registrants supplementally confirm that actual cash was transferred by Exxaro to Exxaro TSA Sands (Pty) Ltd. In addition, the Registrants have revised the disclosure on page 176 of the Registration Statement to disclose the source of funds for the cash payment.

United States Securities and Exchange Commission

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Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Michael Foster
Michael Foster

Cc:	Daniel E. Wolf, Esq.
Christian O. Nagler, Esq.
Claire Sheng, Esq.